UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Attached hereto (i) as Exhibit 99.1 is the earnings release, (ii) as Exhibit 99.2 is the financial statements, and (iii) as Exhibit 99.3 is the earnings call presentation, all for The Bank of N.T. Butterfield & Son Limited for the three months ended March 31, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2024	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Craig Bridgewater
	Name:	Craig Bridgewater
	Title:	Group Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	Earnings release - First quarter 2024 results
99.2	Financial Statements - First quarter 2024 results
99.3	Earnings call presentation - First quarter 2024 results

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